UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Six Months ended June 30, 2026

Commission File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

Suite 301, 15 Toronto St, Toronto, ON, M5C 2E3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: August 7, 2026	By: /s/ Koby Kushner Koby Kushner President and CEO

2

Condensed Interim Consolidated Financial Statements

For the six months ended

June 30, 2026

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

3

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Athena Gold Corporation (the “Company”) as at and for the six months ended June 30, 2026, have been prepared by the management of the Company and approved by the Company’s Audit Committee.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of condensed interim financial statements by an entity’s auditor.

4

Athena Gold Corporation Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management (Expressed in Canadian Dollars)
As at June 30, 2026, December 31, 2025 and January 1, 2025

		June 30,	December 31,	January 1,
		2026	2025	2025
	Note	$	$	$
Assets
Current assets
Cash and cash equivalents		1,446,033	2,839,369	347,896
Prepayments and receivables		464,906	796,846	166,073
Investment in securities	2	1,395,719	4,030,559	540,814
		3,306,658	7,666,774	1,054,783
Non-current assets
Deposits		–	–	24,977
Mineral properties	3	7,910,012	4,834,615	7,840,981
		7,910,012	4,834,615	7,865,958
Total assets		11,216,670	12,501,389	8,920,741

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	6	407,159	50,894	198,422
Warrant liability	4	–	1,832,191	857,250
		407,159	1,883,085	1,055,672
Non-current liabilities
Note payable to related parties	6	–	–	148,623
Total liabilities		407,159	1,883,085	1,204,295

Shareholders' equity
Share capital	4	31,059,350	25,172,222	22,204,510
Reserves	4	872,472	812,585	568,124
Cumulative translation adjustment	2	–	(430,033)	(308,667)
Deficit		(21,122,311)	(14,936,470)	(14,747,521)
Total shareholders' equity		10,809,511	10,618,304	7,716,446
Total liabilities and shareholders' equity		11,216,670	12,501,389	8,920,741

Nature of operations and going concern	1
Commitments	5

Approved on behalf of the Board of Directors on August 7, 2026:

“John Power”	Director	“Koby Kushner”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Athena Gold Corporation Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the six months ended June 30, 2026 and June 30, 2025

				Cumulative		Total
	Number	Share		translation		shareholders'
	of shares	capital	Reserves	adjustment	Deficit	equity
	#	$	$	$	$	$

December 31, 2024	19,677,134	22,204,510	568,124	(308,667)	(14,747,521)	7,716,446
Private placement	1,881,010	931,100	–	–	–	931,100
Warrant liability	–	(73,490)	–	–	–	(73,490)
Shares issued for services	223,963	110,862	(110,862)	–	–	–
Nova shares reissued	4,430,830	–	–	–	–	–
Share-based payments	–	–	125,827	–	–	125,827
Foreign currency translation adjustment	–	–	–	(21,832)	–	(21,832)
Loss and comprehensive loss for the period	–	–	–	–	(43,927)	(43,927)
June 30, 2025	26,212,937	23,172,982	583,089	(330,499)	(14,791,448)	8,634,124

December 31, 2025	31,567,535	25,172,222	812,585	(430,033)	(14,936,470)	10,618,304
Elimination of cumulative translation adjustment (Note 2,3)	–	1,717,937	(162,228)	430,033	(1,207,052)	778,690
Shares issued for mineral properties	4,242,429	2,310,000	–	–	–	2,310,000
Shares issued for services	56,768	27,000	–	–	–	27,000
Transfer of warrant liability to share capital	–	1,832,191	–	–	–	1,832,191
Share-based payments	–	–	222,115	–	–	222,115
Loss and comprehensive loss for the period	–	–	–	–	(4,978,789)	(4,978,789)
June 30, 2026	35,866,732	31,059,350	872,472	–	(21,122,311)	10,809,511

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Athena Gold Corporation Condensed Interim Consolidated Statements of Loss and Comprehensive Loss Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the three and six months ended June 30, 2026 and June 30, 2025

		Three months ended		Six Months Ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	Note	$	$	$	$
Expenses
Exploration and evaluation costs	3	1,897,748	354,992	1,793,147	431,615
General and administrative expenses	4,6	404,253	379,523	715,288	681,502
Loss from operating expenses		(2,302,001)	(734,515)	(2,508,435)	(1,113,117)
Interest expense		–	(2,069)	–	(4,194)
Other income		15,304	30,033	15,744	30,033
Realized gain (loss) on investments		34,251	(9,776)	35,051	(9,776)
Revaluation of warrant liability		–	41,866	–	465,145
Unrealized gain (loss) on investments		(681,427)	482,882	(2,521,149)	587,982
Loss and comprehensive loss for the period		(2,933,873)	(191,579)	(4,978,789)	(43,927)

Loss per share
Weighted average number of common shares outstanding
- Basic #		35,826,732	21,203,818	34,061,988	20,444,694
- Diluted #		35,826,732	21,203,818	34,061,988	20,444,694

Basic loss per share $		(0.08)	(0.01)	(0.15)	(0.00)
Diluted loss per share $		(0.08)	(0.01)	(0.15)	(0.00)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Athena Gold Corporation Condensed Interim Consolidated Statements of Cash Flows Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the six months ended June 30, 2026 and June 30, 2025

		June 30,	June 30,
		2026	2025
	Note	$	$

Operating activities
Loss for the period		(4,978,789)	(43,927)
Adjustments for:
Exploration and evaluation costs	3	6,000	–
Share-based payments	4	222,115	125,827
Shares issued for services		21,000	–
Realized (gain) loss on investments		(35,051)	9,776
Revaluation of warrant liability		–	(465,145)
Unrealized (gain) loss on investments		2,521,149	(587,982)
Change in cumulative translation adjustment		–	(21,832)
Net change in non-cash working capital items	7	688,205	346,094
		(1,555,371)	(637,189)

Financing activities
Proceeds from private placement		–	931,100
		–	931,100

Investing activities
Reimbursement of mineral property acquisition costs	3	13,293	–
Proceeds from sale of investments		148,742	112,399
		162,035	112,399
Change in cash		(1,393,336)	406,310
Cash, beginning of period		2,839,369	347,896
Cash, end of period		1,446,033	754,206

Supplemental cash flow information	7

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

8

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the six months ended June 30, 2026 and June 30, 2025

1.	Nature of operations and going concern

Athena Gold Corporation (the “Company”) was incorporated in Delaware on December 23, 2003. On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company to change its corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a “merger” into a British Columbia corporation under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On April 15, 2025, the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 301, 15 Toronto St, Toronto, ON, M5C 2E3.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication (March 27, 2025), the Company became a foreign private issuer under the United States Securities and Exchange Commission, as it is incorporated outside of the United States. The Company now files an annual Form 20-F instead of a Form 10-K, and a quarterly Form 6-K instead of a Form 10-Q.

On April 2, 2026, the Company completed a share consolidation on the basis of one (1) new common share issued for every 9.9 common shares previously held. All share and per share information has been retrospectively adjusted within these condensed interim consolidated financial statements (the “financial statements”), in addition to the financial statements for the year ended December 31, 2025.

The Company is engaged in the acquisition and exploration of mineral properties and is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral properties.

As of June 30, 2026, the Company had cash and cash equivalents of $1,446,033 (December 31, 2025 - $2,839,369) and working capital of $2,899,500 (December 31, 2025 - $5,783,689). A major component of the working capital consists of investments of two publicly traded companies: Carlton Precious Inc and Mammoth Minerals Limited (Note 2).

The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern.

9

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

2.	Material accounting policies

Basis of presentation

These financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policy information as detailed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, and do not include all the information required for full annual financial statements in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). It is suggested that these financial statements be read in conjunction with the audited annual consolidated financial statements.

These financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Change in Presentation Currency

Prior to January 1, 2026, the Company presented its financial statements in United States dollars (USD). Effective January 1, 2026, the Company changed its presentation currency to the Canadian dollar (CAD) to better reflect the Company’s business activities.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, all periods presented in these financial statements have been translated into CAD. The consolidated statements of loss and comprehensive loss, and the consolidated statements of cash flows for each period have been translated into the CAD presentation currency using the average exchange rate prevailing during each period. All monetary assets and liabilities have been translated using the exchange rate prevailing as at the statement of financial position dates, and all transactions within non-monetary assets and liabilities and equity have been translated using average exchange rates in effect for the periods covering their underlying transactions.

A cumulative translation adjustment is recognized in the financial statements when an entity’s presentation currency differs from its functional currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differed from the Company’s former functional currency of USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation currency and functional currency to CAD effective January 1, 2026.

Change in Functional Currency

Considering the Company’s recent acquisitions of mineral properties located in Canada coupled with its re-domestication into Canada, the Company reassessed its functional currency and concluded it to be CAD. The change in functional currency was effective as of January 1, 2026. Prior to January 1, 2026, the functional currency of the Company was the USD.

The change in functional currency is due to the increased exposure to CAD because of its redirected strategic focus in the acquisition and exploration of Canadian mineral property interests. The Company’s operating activities are also predominantly in Canada with exposure to CAD.

10

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

2.	Material accounting policies (continued)

Principles of consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries, Nubian Resources USA (“Nubian USA”), and Last Bounty Gold Corp. (acquired on March 12, 2026) (Note 3).

Subsidiaries are entities controlled by the Company and are included in the financial statements from the date that control commences until the date that control ceases. The Company controls an investee when it is exposed, or has the rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The accounting policies of investees are changed where necessary to align them with the policies adopted by the Company.

Inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the financial statements.

Material accounting policies

The accounting policies, estimates and critical judgments, methods of computation and presentation applied in these financial statements are consistent with those of the most recent audited annual consolidated financial statements and are those the Company expects to adopt in its annual consolidated financial statements for the year ended December 31, 2026. Accordingly, these financial statements should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Initial adoption of IFRS Accounting Standards

The Company’s financial statements for the year ended December 31, 2025, were the first annual consolidated financial statements that it prepared in compliance with IFRS. The financial statements for the three and six months ended June 30, 2025, were the first condensed interim consolidated financial statements prepared by the Company in accordance with IFRS. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additionally, the Company’s financial statements have been retroactively prepared in accordance with IFRS Accounting Standards effective January 1, 2023.

This note explains the adjustments made by the Company in restating its US GAAP financial statements, from the transition date of January 1, 2023, and the effects on its statement of financial position as at January 1, 2025, the earliest comparative date presented on the statements of financial position.

In prior periods, a portion of the warrant liability had been presented as non-current based on guidance consistent with US GAAP, under which liabilities may be classified as non-current when settlement is not expected within one year. The Company determined that this presentation was not consistent with IFRS requirements and has restated the comparative statements of financial position through January 1, 2025, to reclassify the warrant liability from non-current to current.

This reclassification affected presentation only and had no impact on total liabilities, shareholders’ equity, profit or loss, or cash flows. The restatement relates solely to the reclassification of the warrant liability between current and non-current liabilities.

	As previously
	reported	Adjustment	Restated
	$	$	$
January 1, 2025 - Current warrant liability	361,501	495,749	857,250
January 1, 2025 - Non-current warrant liability	495,749	(495,749)	–

11

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

2.	Material accounting policies (continued)

Financial Instruments – Investment in securities

The Company has the following common share investments in publicly traded companies:

	June 30, 2026			December 31, 2025
	Number of		Fair	Number of		Fair
	Shares	Cost	Value	Shares	Cost	Value
	#	$	$	#	$	$
Carlton Precious Inc.	6,595,334	428,697	527,627	6,755,334	439,097	945,747
Mammoth Minerals Limited	28,525,000	2,856,640	868,092	28,525,000	2,856,640	3,015,747
Bravada Gold Corporation	–	–	–	154,375	49,400	69,065
	35,120,334	3,285,337	1,395,719	35,434,709	3,345,137	4,030,559

On February 24, 2026, Bravada announced a consolidation, effective March 2, 2026, of its outstanding common shares on the basis of one (1) new common share issued for eight (8) common shares previously held. On April 13, 2026, the Company sold its investment in Bravada.

New accounting policies

Certain pronouncements have been issued by the IASB that were effective for the Company’s accounting period beginning on January 1, 2026. The adoption of these standards has not had a material impact on disclosures or amounts reported in these financial statements.

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date. Other clarifications include guidance on the classification of financial assets with ESG-linked features, non-recourse loans and contractually linked instruments.

Recently issued but not yet effective accounting standards

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards as outlined below, which have been published but are only effective for the Company’s accounting period beginning on January 1, 2027.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing, and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

12

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

3.	Mineral properties

The Company’s mineral properties consist of exploration stage interests located in Ontario, Canada and Nevada, USA.

Changes in the project carrying amounts for the six months ended June 30, 2026 and June 30, 2025, are summarized as follows:

	December 31,		June 30,
	2025	Additions, net	2026
	$	$	$
Excelsior Springs	4,791,780	–	4,791,780
Laird Lake	42,835	–	42,835
Forester	–	2,296,707	2,296,707
	4,834,615	2,296,707	7,131,322
Elimination of cumulative translation adjustment	–	–	778,690
Total	4,834,615	2,296,707	7,910,012

	December 31,		June 30,
	2024	Additions	2025
	$	$	$
Excelsior Springs	7,840,981	–	7,840,981

Exploration and evaluation costs expensed on the projects consisted of the following:

	Excelsior	Laird
	Springs	Lake	Total
Six months ended June 30, 2026	$	$	$
Assays and sampling	–	92,611	92,611
Field	–	32,396	32,396
Drilling	–	1,237,382	1,237,382
Geological and consulting (Note 6)	–	580,758	580,758
Other	–	50,000	50,000
	–	1,993,147	1,993,147
Less: Recovery of costs	–	(200,000)	(200,000)
	–	1,793,147	1,793,147

	Excelsior	Laird
	Springs	Lake	Total
Six months ended June 30, 2025	$	$	$
Geological and consulting	431,615	–	431,615
	431,615	–	431,615

13

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

3.	Mineral properties (continued)

Excelsior Springs

In 2021, the Company acquired 100% of Nubian USA from Carlton Precious Inc. (formerly Nubian Resources Ltd.) (the “Seller”). Nubian USA holds full ownership of the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada.

The Seller retained a 1% Net Smelter Returns (NSR) Royalty on the claims sold to the Company. One-half (0.5%) of the NSR Royalty may be purchased by the Company for $500,000. An additional one-half (0.5%) of the NSR Royalty may be purchased by the Company at fair market value.

In 2022 and 2024, the Company collectively acquired a 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada as part of the Excelsior Springs Project, and a 100% interest in certain claims known as the Blue Dick Mine, together with certain technical data relating to the mining claims. Total consideration paid by the Company for these transactions was $295,272 (US$230,000) and a 3% NSR.

On May 28, 2025, the Company entered into an option agreement with Mammoth Minerals Limited (Mammoth) granting Mammoth an option to earn an 80% interest in the Excelsior Springs project. In consideration of the option, Mammoth has paid the Company $178,253 (AUD$200,000) in cash, and 32,000,000 common shares with a fair value of $2,839,872 (US$2,059,520), which was recognized as a reduction to mineral properties totaling $3,018,125 (US$2,187,635). A 1% net smelter return royalty will also be provided to the Company on certain claims comprising the Property.

Mammoth is also required to incur not less than US$5,000,000 in exploration expenditures by May 2030. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides the Company with a 20% free-carried interest until a Definitive Feasibility Study is published.

Laird Lake and Oneman Lake Projects

In 2024, the Company entered into a Definitive Agreement with Libra Lithium Corp., (“Libra”) as assigned by Bounty Gold Corp., (“Bounty Gold”) for an option to acquire a 100% interest in the Oneman Lake project, near Kenora, Ontario, and the Laird Lake project, near Red Lake, Ontario. The Company can acquire the projects for cash and common share consideration (which may be accelerated at the Company’s option or settled in a combination of cash of common shares) as follows:

•	$50,000 by August 19, 2025 (paid, cash of $25,000 and issued 500,000 common shares with a fair value of $25,000);
•	$50,000 by August 19, 2026 (paid cash of $50,000);
•	$50,000 by August 19, 2027;
•	$50,000 by August 19, 2028; and
•	$1,000,000 in cash by August 19, 2029, or alternatively:
•	75% in cash and 25% in common shares, for a total payment of $1,250,000;
•	50% in cash and 50% in common shares, for a total payment of $1,500,000;
•	25% in cash and 75% in common shares, for a total payment of $1,750,000.

Upon completion of the above obligations by the Company, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by the Company for $1,000,000 at any time.

14

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

3.	Mineral properties (continued)

Laird Lake and Oneman Lake Projects (continued)

On February 20, 2026, the Company entered into an exploration agreement with Wabauskang First Nation (“WFN”) to promote a cooperative and mutually respectful relationship concerning the Laird Lake project situated in the Red Lake Gold District of Ontario, or any other additional mining claims or properties in which Athena may acquire an interest, located within the WFN’s traditional territory. The Company issued 10,101 common shares at a fair value of $6,000 (Note 4).

Following a strategic review of the Company’s portfolio and the prioritization of the Forester project, the Company has elected to allow the Oneman Lake claims to lapse to focus its capital and technical resources on higher priority assets, namely Laird Lake and Forester. There was $nil capitalized to mineral properties in relation to Oneman, therefore, no impairment has been recognized on the project.

Forester Gold Project

On March 12, 2026, the Company acquired a 100% interest in the Forester Gold Project located in Northwestern Ontario, Canada, through the acquisition of a private British Columbia holding company, Last Bounty Gold Corp., (“Last Bounty”) by way of a Share Purchase Agreement executed on February 25, 2026. Pursuant to the agreement, the Company issued 4,242,429 common shares at a price of $0.54 per share for a total fair value of $2,310,000 (Note 4), less $13,293 in cash reimbursements from Last Bounty. The Property is subject to an existing 2% NSR royalty payable to arm’s length third party vendors. The Company will have the right to purchase one-half of the royalty (reducing it to 1%) for $2,000,000, adjusted for inflation.

Last Bounty had no material assets, liabilities, or expenses on the acquisition date and accordingly the acquisition by the Company has been accounted for as an asset acquisition in accordance with the guidance provided in IFRS 2, Share-based Payments and IFRS 3, Business Combinations through the issuance of common shares by the Company for the net assets of Last Bounty. Accordingly, no goodwill or intangible assets were recorded with respect to the acquisition as it does not constitute a business. The fair value of the consideration paid by the Company was entirely attributable to mineral properties.

4.	Shareholders’ equity and reserves

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares are fully paid.

Transactions for the issuance of share capital for the six months ended June 30, 2026:

•	In March 2026, the Company issued 4,242,429 common shares at a fair value of $2,310,000 (approximately $0.54 each) for the acquisition of Last Bounty Gold Corp., on the acquisition of the Forester Gold project (Note 3).

•	The Company issued 56,768 common shares for services at a fair value of $27,000, comprising 10,101 common shares at a fair value of $6,000 (approximately $0.59 each) for exploration related services on the Laird Lake project (Note 3), and 46,667 common shares at a fair value of $21,000 ($0.45 each) for consulting services.

Transactions for the issuance of share capital for the six months ended June 30, 2025:

•	On April 25, 2025, the Company issued 175,478 common shares at a fair value of $86,862 as a finder’s fee. The shares were issued pursuant to the acquisition of Laird Lake and Oneman Lake Projects from Libra Lithium Corp.

•	On April 25, 2025, the Company completed a private placement of 1,545,455 flow-through shares at a price of approximately $0.50 each for gross proceeds of $765,000. There was no flow-through premium liability recognized on the private placement as the subscription price was equal to the trading price of the Company’s common share as quoted on the CSE.

15

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

4.	Shareholders’ equity and reserves (continued)

Transactions for the issuance of share capital for the six months ended June 30, 2025: (continued)

•	On April 25, 2025, in connection with the private placement of flow-through shares, the Company issued 48,485 units at a fair value of $24,000 (approximately $0.50 each) for finder’s fees.

•	On June 30, 2025, the Company completed a non-brokered private placement of 335,555 units at a price of approximately $0.50 each for gross proceeds of $166,100. Each warrant is exercisable into one common share at a price of $1.19 until June 30, 2028. The warrants are subject to an accelerated exercise provision. On initial recognition, the warrants were measured at a fair value of $73,490 using the Black-Scholes option pricing model.

Stock options

On June 3, 2026, the Board of Directors of the Company adopted the 2026 Stock Option Plan (the “2026 Plan”) which will supersede and replace the 2020 Equity Incentive Plan and all other previous stock option plans. Under the 2026 Plan, the aggregate number of common shares issuable pursuant to options granted may not exceed 10% of the Company’s issued and outstanding common shares at the time of grant, on a rolling basis, as compared to the fixed maximum of 1,010,101 shares reserved under the 2020 Equity Incentive Plan. All issued and outstanding stock options of the Company previously granted under the Company’s 2020 Equity Incentive Plan shall be continued under and governed by the 2026 Stock Option Plan.

Options granted under the 2026 Plan have a maximum term of ten years from the date of grant, an exercise price not less than the greater of CAD (a) $0.05, and (b) the closing market price of the Company’s common shares on the trading day immediately preceding the date of grant of the option, and (c) the closing market price of the Company’s common shares on the date of grant of the Option, and vesting terms as determined by the Board. As at June 30, 2026, the 2026 Plan had not yet been approved by shareholders and no options had been granted thereunder; the option activity disclosed below relates entirely to the 2020 Equity Incentive Plan. Subsequent to period end, on July 24, 2026, the Company’s shareholders approved the 2026 Plan at the Company’s annual general and special meeting of shareholders (Note 10).

A summary of the Company’s stock options as at June 30, 2026 and December 31, 2025, and changes during the period/year then ended are as follows:

	Period ended June 30, 2026		Year ended December 31, 2025
	Options	Weighted average exercise price	Options	Weighted average exercise price
	#	$	#
Options outstanding, beginning of period/year	806,061	0.70	528,283	0.69
Granted	454,040	0.54	277,778	0.50
Expired	(252,525)	0.83	–	–
Options outstanding, end of period/year	1,007,576	0.58	806,061	0.70

In accordance with the Company’s material accounting policy, upon the expiry of stock options the original fair value recognized on vesting of the stock options remains within reserves and is not reclassified.

16

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

4.	Shareholders’ equity and reserves (continued)

Stock options (continued)

As at June 30, 2026, the Company has stock options outstanding and exercisable as follows:

Options	Options	Exercise		Weighted average
outstanding	exercisable	price	Expiry date	remaining life
#	#	$		(years)
25,253	25,253	0.69	January 16, 2028	1.55
73,737	73,737	0.59	August 24, 2032	6.16
176,768	176,768	0.79	October 12, 2032	6.29
277,778	277,778	0.50	June 12, 2035	8.96
204,040	204,040	0.59	March 19, 2036	9.73
250,000	250,000	0.49	April 16, 2036	9.80
1,007,576	1,007,576	0.58		8.33

Total share-based payments expense for the six months ended June 30, 2026, was $222,115 (2025 - $125,827) comprising the following grants:

•	During the six months ended June 30, 2026, 204,040 options were granted to directors of the Company with a weighted average exercise price of $0.59 each expiring on March 19, 2036, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 214%, no dividend yield, and a risk-free interest rate – 4%. Using the above assumptions, the fair value of options granted was approximately $0.49 per option, for an aggregate total of $100,936.

•	During the six months ended June 30, 2026, 250,000 options were granted to consultants and an officer of the Company with a weighted average exercise price of $0.49 each expiring on April 16, 2036, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 214%, no dividend yield, and a risk-free interest rate – 4%. Using the above assumptions, the fair value of options granted was approximately $0.45 per option, for an aggregate total of $121,179.

•	During the year ended December 31, 2025, 277,778 options were granted to directors and consultants of the Company with a weighted average exercise price of $0.50 each expiring on June 12, 2035, which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 145%, no dividend yield, and a risk-free interest rate – 4%. The fair value is particularly impacted by the Company’s stock price volatility, determined using stock price data from the previous ten years. Using the above assumptions, the fair value of options granted was approximately $0.45 per option, for an aggregate total of $125,827.

17

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

4.	Shareholders’ equity and reserves (continued)

Warrants

As an incentive to complete private placements, the Company may issue units which include common shares and common share purchase warrants.

Prior to January 1, 2026, share purchase warrants that were not classified as share-based payments were classified as a derivative liability under the principles of IFRS 9, Financial Instruments. As the exercise price of the share purchase warrants were fixed in CAD and the functional currency of the Company was the USD, the share purchase warrants were considered a derivative liability in accordance with IAS 32, Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency would be received upon exercise. Accordingly, the Company’s warrant liability presented as at December 31, 2025 and January 1, 2025, was remeasured to fair value at each reporting date using the Black-Scholes option pricing model.

A summary of the Company’s warrants as at June 30, 2026 and December 31, 2025, and changes during the period/year then ended are as follows:

	Period ended June 30, 2026		Year ended December 31, 2025
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrant liability
	#	$	#	$	$
Warrants outstanding, beginning of period/year	3,926,930	0.99	3,665,657	1.06	857,250
Issued - unit offerings	–	–	2,578,188	0.91	1,201,281
Issued - finders' warrants	–	–	284,095	0.94	–
Expired	–	–	(2,601,010)	1.01	(310,494)
Fair value adjustment for warrants outstanding	–	–	–	–	84,154
Warrants outstanding, end of period/year	3,926,930	0.99	3,926,930	0.99	1,832,191

18

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

4.	Shareholders’ equity and reserves (continued)

Warrants

As at June 30, 2026, the Company had warrants outstanding and exercisable as follows:

Warrants	Exercise		Weighted average
outstanding	price	Expiry date	remaining life
#	$		(years)
48,485	1.19	October 25, 2026	0.32
606,061	1.19	October 25, 2027	1.32
326,263	1.19	December 3, 2027	1.43
1,601,005	0.89	December 4, 2027	1.43
192,320	0.89	December 4, 2027	1.43
445,286	0.89	December 12, 2027	1.45
364,119	0.89	December 18, 2027	1.47
43,290	0.89	December 18, 2027	1.47
132,323	1.19	December 23, 2027	1.48
167,778	1.19	June 30, 2028	2.00
3,926,930	0.99		1.43

5.	Commitments

Ontario mineral claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is $74,800 per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

Under the terms of the option agreement relating to the Laird Lake property, the Company is required to make a cash payment of $50,000 on August 19, 2026 to maintain its rights under the agreement. Following a strategic review of its exploration portfolio, the Company has elected to allow the Oneman Lake claims to lapse and intends to continue advancing the Laird Lake project.

As at June 30, 2026, the Company had approximately $795,000 unspent flow-through expenditure commitments, which are required to be incurred by December 31, 2026.

6.	Related party payables and transactions

The Company’s related parties include key management personnel and their management entities. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. There were no loans to key management personnel or their management entities during the six months ended June 30, 2026 and June 30, 2025.

During the six months ended June 30, 2026, 204,040 stock options were granted to directors of the Company to which $100,936 was recognized as share-based payments expense during the period then ended.

Additionally, during the six months ended June, 30, 2026, the Company granted 25,000 stock options to a related party consultant of which $12,118 was recognized as share-based payments expense during the period then ended.

19

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

6.	Related party payables and transactions (continued)

During the six months ended June 30, 2025, 202,020 options were granted to officers and directors of the Company to which $91,510 was recognized as share-based payments expense during the period then ended.

The Company transacted with the following related parties:

(a)	Koby Kushner is the Chief Executive Officer (“CEO”), a position he has held from March 27, 2025, and is also a director of the Company. Mr. Kushner controls Brie Inc. (“Brie”), which provides executive services to the Company ($8,000 per month). Mr. Kushner is also a controlling shareholder and director of Nemo Resources Inc. (“Nemo”), an entity engaged to provide exploration management services to the Company ($19,000 per month effective May 1, 2026, amended from $12,000 per month). In the event of a change of control a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. In the event of a change of control, Nemo will be entitled to a cash payment of no less than $200,000.

(b)	Benjamin Kuzmich is the Vice President of Exploration. He jointly controls Nemo which provides exploration management services to the Company ($19,000 per month effective May 1, 2026, amended from $12,000 per month). Mr. Kuzmich is also an employee and director of Nemo. Andrew Jedemann is the Exploration Manager for the Company and is a shareholder and employee of Nemo.

(c)	Ty Minnick is the Chief Financial Officer (“CFO”). Mr. Minnick provides the Company with accounting, corporate secretarial, and executive services which are recognized within general and administrative expenses of US$5,350 per month. In the event of a change of control, Mr. Minnick will be entitled to a cash payment of two times the annual services fee.

(d)	On May 21, 2026, the Board of Directors of the Company approved the annual salary for directors of $20,000 to John Power and $10,000 to David Goodman, Brian Power and John Hiner

(e)	John Power entered into a consulting agreement effective January 1, 2026 for a quarterly payment of US$3,625. John Power was the former CEO of the Company from September 1, 2021 until March 27, 2025, (previously charging US$2,500 per month). Fees charged by both parties are recognized within general and administrative expenses.

20

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

6.	Related party payables and transactions (continued)

The transactions and outstanding balances with related parties are as follows:

		Transactions six months ended June 30, 2026 $	Transactions six months ended June 30, 2025 $	Balances outstanding June 30, 2026 $	Balances outstanding December 31, 2025 $
	Brie	48,000	–	–	–
	John Power	30,147	15,174	5,147	8,325
	David Goodman	10,000	–	10,000	–
	John Hiner	10,000	–	–	–
	Brian Power	10,000	–	–	–
(1)	Nemo	67,000	–	–	–
	Ty Minnick	48,476	34,502	7,416	–
		223,623	49,676	22,563	8,325

(1)	Includes geological services of $60,300 (2025 - $nil) for six months ended June 30, 2026

Balances outstanding with related parties are included within accounts payable and accrued liabilities.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for US$100,000 bearing interest at 6% per annum and maturing on January 2, 2026. The promissory note was repaid in December 2025.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025, Brie purchased 145,455 units in the offering.

As part of the private placement of units on December 4, 2025, Brie purchased 8,417 units in the offering.

7.	Supplemental disclosures with respect to cash flows

Changes in non-cash working capital during the six months ended June 30, 2026 and June 30, 2025, comprise the following:

	June 30,	June 30,
	2026	2025
	$	$
Prepayments and receivables	331,940	120,746
Accounts payable and accrued liabilities	356,265	225,348
Net change	688,205	346,094

During the six months ended June 30, 2026 and June 30, 2025, there were no non-cash financing activities or non-cash investing activities.

During the six months ended June 30, 2026 and June 30, 2025, no amounts were paid for interest or income taxes.

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Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

8.	Financial risk management

Capital management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition and exploration of exploration and evaluation assets. In the management of capital, the Company includes components of shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage as such the Company is dependent on external financing to fund activities. To carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential, fits with the existing asset portfolio, and if it has adequate sufficient financial resources to do so.

The Company is not currently subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2026.

Financial instruments - fair value

Financial instruments measured at fair value on the condensed interim consolidated statements of financial position are summarized into the following fair value hierarchy levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$

June 30, 2026
Investment in securities	1,395,719	–	–	1,395,719
	1,395,719	–	–	1,395,719

December 31, 2025
Investment in securities	4,030,559	–	–	4,030,559
Warrant liability	–	–	(1,832,191)	(1,832,191)
	4,030,559	–	(1,832,191)	2,198,368

The fair value of cash and cash equivalents, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

During the six months ended June 30, 2026 and the year ended December 31, 2025, there were no transfers between categories in the fair value hierarchy for the warrant liability measured using Level 3 inputs.

22

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

8.	Financial risk management (continued)

Financial instruments – risk

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company’s cash and cash equivalents, including cash and a guaranteed investment certificate held in a financial institution, and deposits. The risk exposure is limited because the Company places its cash and cash equivalents in institutions of high credit worthiness within Canada and the United States. The Company’s investment in securities is exposed to credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company’s operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. As at June 30, 2026, the Company had sufficient cash on hand to discharge its financial liabilities as they become due. Refer to Note 1 for going concern disclosures.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The Company is not exposed to material other price risk as it does not have any financial instruments subject to this risk. The Company’s exposure to and management of market risk has not changed materially from the prior year.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold any financial instruments with variable interest rates, other than cash equivalents and, therefore, is not exposed to significant interest rate risk.

(ii)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in its functional currency. The Company does not manage currency risk through hedging or other currency management tools. As at June 30, 2026, the Company is exposed to foreign exchange risk through certain payables denominated in USD. The Company does not consider exposure to foreign exchange risk to be material.

(iii)	Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

23

Athena Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management (Expressed in Canadian Dollars)

9.	Segmented information

The Company operates in one reportable operating segment being the acquisition, exploration, and evaluation of mineral properties in Canada and the USA. As at June 30, 2026, the Company holds non-current assets comprising mineral property interests of $4,791,780 (December 31, 2025 - $4,791,780) in the USA. The remainder of the Company’s non-current assets are located in Canada.

10.	Subsequent events

Subsequent to June 30, 2026, on July 24, 2026, the Company held its annual general and special meeting of shareholders, at which shareholders approved, among other routine matters, the Company’s 2026 Stock Option Plan (Note 4), which had previously been approved by the Board of Directors on June 3, 2026. The 2026 Plan supersedes and replaces the 2020 Equity Incentive Plan.

Additionally, on July 23, 2026, the Company acquired an additional 3,939 hectares of mineral claims contiguous to its Forester Gold Project through map staking, expanding the Project’s total land package.

The Company has paid $50,000 due to Bounty Gold by August 19, 2026 (see Note 3).

24

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

25

This Management’s Discussion and Analysis ("MD&A") of Athena Gold Corp. (“Athena”, “we”, “our” or the “Company”) for the six months ended June 30, 2026, is intended to help the reader understand our operations, financial performance, and current and future business environment. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2026, and the audited annual consolidated financial statements for the year ended December 31, 2025, and the related notes thereto (collectively, the “financial statements”). The financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company adopted IFRS Accounting Standards with an effective date of January 1, 2023. The Company had previously reported under United States Generally Accepted Accounting Principles (US GAAP). The Company’s material accounting policies are disclosed in the notes to the financial statements. See “Material Accounting Policies” below for further details in addition to a change in the Company’s presentation currency and functional currency, both effective January 1, 2026.

All monetary amounts in this MD&A are expressed in Canadian dollars, unless otherwise indicated. References to “USD” are to United States dollars and references to “AUD” are to Australian dollars. Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca and the Company’s website at www.athenagoldcorp.com. The information contained in this MD&A has been prepared as at August 7, 2026 (the “MD&A Date”), unless otherwise indicated.

Caution Regarding Forward-Looking Statements

Some of the information presented in this MD&A constitutes “forward-looking statements”. These forward-looking statements include, but are not limited to, statements that include terms such as “may,” “will,” “intend,” “anticipate,” “estimate,” “expect,” “continue,” “believe,” “plan,” or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Factors that could cause the actual results to differ include commodity price fluctuations, capital market access, global economy and politics, government regulations, environmental restrictions, exploration results, mineral title disputes, limitation on insurance coverage and availability of consultants delivering timely services, as well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A.

This MD&A contains forward-looking information and statements, which may include but are not limited to, statements with respect to: the financial and operating performance of the Company; strategies, and outlook; planned capital and/or exploration expenditures; costs and timing of exploration or development of new and existing mineral resource projects; requirements for additional capital and the Company’s ability to raise sufficient capital to continue its operations, and the related cost of capital; estimated future working capital, funds available and the uses of funds; or the intention to grow the business from a mineral exploration, drilling, or development perspective.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the financial statements, are the responsibility of management. In the preparation of the financial statements, estimates are sometimes necessary to determine carrying or recoverable values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

26

Business Overview

Athena Gold Corporation is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company to change its corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a “merger” into a British Columbia corporation under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On April 15, 2025, the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B 3W8.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication (March 27, 2025), the Company became a foreign private issuer under the United States Securities and Exchange Commission, as it is incorporated outside of the United States. The Company now files an annual Form 20-F instead of a Form 10-K, and a quarterly Form 6-K instead of a Form 10-Q.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Recent Corporate Developments

On February 5, 2026 and March 19, 2026, the Company provided exploration updates from its Excelsior Springs Project (“Excelsior Springs”) in Nevada and its Laird Lake Project in Ontario. Mammoth Minerals Limited (“Mammoth”) has been aggressively exploring Excelsior Springs, per its option agreement to earn 80% interest in the project over five years, providing Athena a free-carry to definitive feasibility study thereafter (see press releases dated June 2, 2025, and August 22, 2025). Recently, Mammoth reported announcements from its ongoing exploration campaign (refer to Mammoth press release dated February 5, 2026).

On March 12, 2026, the Company acquired a 100% interest in the Forester Gold Project located in Northwestern Ontario, Canada, through the acquisition of a private British Columbia holding company, Last Bounty Gold Corp., (“Last Bounty”) by way of a Share Purchase Agreement executed on February 25, 2026. Pursuant to the agreement, the Company issued 4,242,429 common shares at a price of $0.54 per share for a total fair value of $2,310,000, less $13,293 in cash reimbursements from Last Bounty (see press releases dated February 26, 2026 and March 13, 2026).

On April 13, 2026, the Company announced a $200,000 grant from the Ontario Government through the Ontario Junior Exploration Program (OJEP), as further discussed within exploration costs below. The grant funding is non-repayable and non-dilutive.

On July 24, 2026, the Company held its annual general and special meeting of shareholders, at which shareholders re-elected all five nominated directors, reappointed the Company’s auditor, and approved the 2026 Stock Option Plan (see press release dated July 29, 2026, and Note 10 to the condensed interim consolidated financial statements).

Maiden Drill Program at Laird Lake Project

On April 2, 2026, the Company announced that mobilization for its maiden drill program at the Laird Lake project which marks the official commencement of a fully funded, ~5,000-metre, ~ten-hole diamond drill program. The drill campaign is specifically designed to test high-priority geophysical anomalies, as well as showings within or nearby the previously identified geochemical anomalies. The Company received permits for the program as announced in the press release dated March 2, 2026.

On April 21, 2026, the Company provided an exploration update from its ongoing maiden drilling campaign, with the first hole targeting the G1 geophysical anomaly on the western portion of the project. The hole was successfully drilled to its target depth of 336 m, intersecting broad zones of prospective sulfide mineralization.

27

On May 15, 2026, the Company provided a further update from its ongoing maiden drill campaign to which it is currently awaiting on assays from Hole LL-26-001 which intersected a broad zone of sulfidized banded iron formation (see Company press release dated April 21, 2026). Holes LL-26-002 and LL-26-003 were designed to test the prospective Balmer–Confederation assemblage contact on the eastern portion of the project, as well as newly modelled geophysical anomalies. Core logging indicates that both holes successfully intersected this key geological boundary, while also intersecting alteration, veining and sulphide mineralization that the Company believes are consistent with a classic Red Lake style mineralizing environment.

On May 26, 2026, the Company provided an exploration update for its Laird Lake project. The results are visual observations from Holes LL-26-004 and LL-26-005, the latter of which intersected a zone containing visible gold (“VG”). The Company also received assay results from Hole LL-26-001, drilled at the G1 anomaly, which did not return any significant gold values despite the encouraging visual results observed. This hole represents only the initial test of one of several high-priority targets at Laird Lake. The Company notes that Hole LL-26-001 is located approximately 3.5 km west of Hole LL-26-005. The maiden drill program continues to systematically test a series of geophysical and structural targets across the property, with Hole LL-26-006 currently underway, and assays pending for Holes LL-26-002 to -005.

On July 2, 2026, the Company announced it has successfully completed its maiden drill program at the Project, which comprised a total of 5,134 metres across nine diamond drill holes. Crews have now commenced demobilization, with site clean-up activities underway.

On July 23, 2026, the Company provided an update that Samples have been sent to Paragon Geochemical for PhotonAssay, with select intervals also submitted for traditional fire assay, including metallic screening. The Company believes using multiple analytical methods will provide greater confidence in the results, particularly in a region known for coarse-gold occurrences. Full assay results are anticipated in August 2026.

Excelsior Springs

On June 16, 2026, the Company provided an exploration update from its Excelsior Springs Project (“Excelsior” or the “Project”) in Nevada. Mammoth Minerals Limited (ASX: M79) (“Mammoth”) has been aggressively exploring Excelsior pursuant to its option agreement to earn an 80% interest in the Project over five years, providing Athena a free-carry to Definitive Feasibility Study thereafter (see Company press releases dated June 2, 2025, and August 22, 2025). Athena remains a significant shareholder of Mammoth. Mammoth has reported exceptional high-grade silver, gold and critical mineral results from the second phase of reconnaissance channel and rock sampling at the Blue Dick Mine Prospect, with notable high-grade silver assays up to 17,582 g/t Ag (see Mammoth press release dated June 15, 2026).

On July 23, 2026, the Company provided an update that reverse circulation drilling is now underway, with the primary focus on a maiden drill program at the Blue Dick target designed to test extensions of high-grade silver-gold-copper-antimony mineralization previously reported at surface, including channel samples up to 17,582 g/t Ag and rock chips up to 15,336 g/t Ag, 7.46 g/t Au, 2.53% Cu and 0.31% Sb (see Company press release dated June 16, 2026). Mineralization has been mapped across a cumulative strike of more than 6.5 km at Blue Dick, and this program represents the first modern drilling of the silver-rich prospect. The campaign will also test untested gold zones along the Buster Trend identified through recent geophysical surveys. Meanwhile, preparation of the maiden JORC Mineral Resource for the Buster Mine zone continues, with release expected later this quarter (see Mammoth Minerals Limited press release dated July 23, 2026).

Athena Updates Across Gold Portfolio

On June 9, 2026, the Company provided an update across its portfolio of gold projects in Ontario, Canada, including Laird Lake, Forester, Oneman Lake, and Nevada, USA, namely Excelsior Springs. Drilling remains ongoing at Athena’s Laird Lake project, located in the Red Lake Gold District, in proximity to West Red Lake Gold’s Madsen Mine and Kinross Gold’s Great Bear Project. Meanwhile, the Company has begun consultations with relevant stakeholders near its recently acquired Forester project, located along strike of Orla Mining’s Musselwhite Mine, ahead of its maiden exploration campaign. As well, the Company’s option partner at its Excelsior Springs project in Nevada, Mammoth Minerals Limited (ASX: M79), continues to work towards a maiden resource estimate at the Buster Trend, expected in Q3/2026. Following a strategic review of the Company’s portfolio and the prioritization of the Forester project, the Company has elected to allow the Oneman Lake claims to lapse to focus its capital and technical resources on higher priority assets, namely Laird Lake and Forester.

On July 23, 2026, the Company announced that it has acquired, through map staking, an additional 3,939 hectares contiguous to its 100%-owned Forester project in Ontario’s Musselwhite Gold Camp. The new claims expand the project by more than 80% to a total of 8,843 hectares.

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Results of Operations

Three months ended June 30, 2026 and June 30, 2025

	June 30, 2026	June 30, 2025
	$	$
Expenses
Exploration and evaluation costs	1,897,748	354,992
General and administrative expenses	404,253	379,523
Loss from operating expenses	(2,302,001)	(734,515)
Interest expense	–	(2,069)
Other income	15,304	30,033
Realized gain (loss) on investments	34,251	(9,776)
Revaluation of warrant liability	–	41,866
Unrealized gain (loss) on investments	(681,427)	482,882
Loss and comprehensive loss for the period	(2,933,873)	(191,579)

Exploration and evaluation costs:

Exploration costs for the three months ended June 30, 2026, totaled approximately $1,898,000. Funds were used to complete fieldwork on the Company's 100%-owned Laird Lake gold project.

During the quarter, the Company engaged Forage Fusion Drilling of Hawkesbury, Ontario, to complete an approximately 5,000 m diamond drilling program and Bayside Geoscience of Thunder Bay, Ontario, to provide geological support for the program. The drilling tested a series of geological, geochemical, and geophysical targets generated from the 2025 field programs and the reinterpretation of the 2016 SkyTEM airborne geophysical survey completed by a previous operator. The reinterpretation of the magnetic and electromagnetic data was completed by Earth-X of East Selkirk, Manitoba. Drill core was logged and cut on site, with samples submitted to Paragon Geochemical Laboratories in Hamilton, Ontario, for PhotonAssay analysis.

General and administrative (G&A) expenses:

A breakdown of G&A expenses and a discussion of variances between the three months ended June 30, 2026 and June 30, 2025, is as follows:

	June 30, 2026	June 30, 2025	Change
	$	$	$
Legal and other professional fees	238,177	216,980	21,197
Share-based payments	121,179	125,827	(4,648)
Exchange, regulatory and related expenses	23,960	33,861	(9,901)
Other general expenses	20,937	2,855	18,082
General and administrative expenses	404,253	379,523	24,730

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•	Legal and other professional fees increased for the three months ended June 30, 2026 compared to prior year, due to the fees paid to the board of directors offset by the costs associated with the 2025 re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

•	During the three months ended June 30, 2026, 250,000 options were granted to consultants of the Company with a weighted average exercise price of $0.49 each expiring on April 16, 2036 which vested immediately. The fair value of options granted during the three months ended June 30, 2026, was approximately $0.48 per option, for an aggregate total of $121,179.

•	Exchange and regulatory fees decreased in 2026 with the reduction in costs for state franchise fees charged in the United States.

•	Other general expenses were impacted in 2026 with the change in functional and presentation currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differs from the Company’s functional currency being USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation and functional currency effective January 1, 2026.

Other income and expense:

The unrealized loss on investments was primarily attributable to the decline in the share price of the Company’s 28,525,000 common shares of Mammoth from AUD$0.05 as at March 31, 2026 to AUD$0.03 as at June 30, 2026 resulting in an unrealized fair value loss recognized through profit or loss.

Six months ended June 30, 2026 and June 30, 2025

	June 30, 2026	June 30, 2025
	$	$
Expenses
Exploration and evaluation costs	1,793,147	431,615
General and administrative expenses	715,288	681,502
Loss from operating expenses	(2,508,435)	(1,113,117)
Interest expense	–	(4,194)
Other income	15,744	30,033
Realized gain (loss) on investments	35,051	(9,776)
Revaluation of warrant liability	–	465,145
Unrealized gain (loss) on investments	(2,521,149)	587,982
Loss and comprehensive loss for the period	(4,978,789)	(43,927)

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Exploration and evaluation costs for the six months ended June 30, 2026 totaled approximately $1,993,000. During the period, the Company recognized a $200,000 non-dilutive grant from the Government of Ontario through the Ontario Junior Exploration Program (OJEP), which was recorded as a recovery of exploration and evaluation costs incurred in prior years, resulting in net exploration costs of approximately $1,793,000 for the period. The funding supported fieldwork on the Company's 100%-owned Laird Lake gold project.

During the first quarter of 2026, the Company engaged Bayside Geoscience of Thunder Bay, Ontario, to complete a property-wide glacial till sampling survey, followed by a targeted prospecting and geological mapping program based on the till survey results. These systematic programs were designed to identify and refine high-priority drill targets across the largely underexplored Laird Lake property. The resulting data were compiled and interpreted to support the Company's maiden diamond drilling program, which commenced in April 2026.

During the second quarter of 2026, the Company engaged Forage Fusion Drilling of Hawkesbury, Ontario, to complete an approximately 5,000 m diamond drilling program. The program tested a series of geological, geochemical, and geophysical targets generated from the 2025 field programs and the reinterpretation of the 2016 SkyTEM airborne geophysical survey completed by a previous operator. The reinterpretation of the magnetic and electromagnetic data was completed by Earth-X of East Selkirk, Manitoba. Drill core was logged and cut on site, with samples submitted to Paragon Geochemical Laboratories in Hamilton, Ontario, for PhotonAssay analysis.

General and administrative (G&A) expenses:

A breakdown of G&A expenses and a discussion of variances between the six months ended June 30, 2026 and June 30, 2025, is as follows:

	June 30, 2026	June 30, 2025	Change
	$	$	$
Legal and other professional fees	470,345	517,250	(46,905)
Share-based payments	222,115	125,827	96,288
Exchange, regulatory and related expenses	42,904	38,054	4,850
Other general expenses	(20,076)	371	(20,447)
General and administrative expenses	715,288	681,502	33,786

•	Legal and other professional fees decreased for the six months ended June 30, 2026 compared to prior year, due to the costs associated with the 2025 re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

•	On March 19, 2026, 204,040 stock options were granted to directors of the Company to which $100,936 was recognized as share-based payments expense. On April 16, 2026, the Company granted 250,000 stock options to consultants. The Company recognized share-based payment expense of $121,179 related to these grants. For the six months ended June 30, 2026, the Company recognized share-based payment expense of $222,115.

•	Exchange and regulatory fees remained relatively flat in 2026 compared to 2025.

•	Other general expenses were impacted in 2026 with the change in functional and presentation currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differs from the Company’s functional currency being USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation and functional currency effective January 1, 2026.

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Other income and expense:

The unrealized loss on investments was primarily attributable to the decline in the share price of the Company’s 28,525,000 common shares of Mammoth from AUD$0.05 as at March 31, 2026 to AUD$0.03 as at June 30, 2026 resulting in an unrealized fair value loss recognized through profit or loss.

Summary of Quarterly Performance

	2026	2026	2025				2024
Figures in $	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Income (loss)	(2,924,178)	(2,044,916)	(2,080,497)	1,935,475	(191,579)	147,652	61,106	(224,909)
Income (loss) per share - basic and diluted	(0.08)	(0.06)	(0.01)	0.01	(0.00)	0.00	0.00	0.00

The Company’s financial performance continues to be significantly influenced by fluctuations in the fair values of its public company investments in Carlton Precious Inc. (“Carlton”) and Mammoth, each of which are measured at Fair Value Through Profit or Loss (“FVTPL”) with unrealized gains or losses recognized within income (loss). As a result, quarterly income (loss) may vary substantially from period to period based on market movements unrelated to the Company’s operating activities. On April 13, 2026, the Company sold 100% of its investment in Bravada.

Management expects quarterly results to continue to fluctuate based on market valuations of the Company’s investment portfolio until such time as the Company generates sustained operating cash flows through the advancement and potential development of its exploration properties.

Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its public company investments, equity financings (private placements) and the exercise of stock options and share purchase warrants. The Company believes that it will continue to raise additional equity financing in the future. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

For the six months ended June 30, 2026, the Company sold 160,000 shares of the investment in Carlton for $26,400 and 154,375 shares of the investment in Bravada for $122,342.

Going Concern

Our financial statements have been prepared on a going concern basis. The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern.

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Liquidity

As at June 30, 2026, the Company had cash of $1,446,033 and working capital of $2,899,500. Included in working capital are investments in two publicly traded companies: Carlton Precious and Mammoth. As at June 30, 2026, the Company held 6,595,334 Carlton Precious shares at $0.08 per share and 28,525,000 Mammoth shares at $0.03 (AUD$0.03) per share.

As at June 30, 2026, the Company also had approximately $795,000 of unspent flow-through expenditure commitments, which are required to be incurred by December 31, 2026.

The Company expects to continue to incur losses for the foreseeable future. Management believes that the Company’s current cash resources and working capital will be sufficient to maintain its existing properties, fund planned exploration programs, and satisfy anticipated general and administrative expenditures for at least the next 12 months from the date of this MD&A.

The Company may be required to raise additional capital through public or private equity financings in order to continue operations beyond the next 12 months and to fund future exploration and development activities. There can be no assurance that such financing will be available on acceptable terms, or at all. If additional financing is not available, the Company may be required to reduce or defer planned exploration and development activities.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

As of June 30, 2026, the capital structure of the Company consists of 35,866,732 common shares. The Company manages the capital structure and adjusts it in response to changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. To maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

Mineral Property Disposition and Investment in Securities

On May 28, 2025, the Company entered into an option agreement with Mammoth Minerals Limited (Mammoth) granting Mammoth an option to earn an 80% interest in the Excelsior Springs project. In consideration of the option, Mammoth has paid the Company $178,253 (AUD$200,000) in cash, and 32,000,000 common shares with a fair value of $2,839,872 (US$2,059,520), which was recognized as a reduction to mineral properties totaling $3,018,125 (US$2,187,635). A 1% net smelter return royalty will also be provided to Athena Gold on certain claims comprising the Property.

Mammoth is also required to incur not less than US$5,000,000 in exploration expenditures by May 2030. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides the Company with a 20% free-carried interest until a Definitive Feasibility Study is published.

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Related party payables and transactions

The Company’s related parties include key management personnel and their management entities. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

On March 19, 2026, 204,040 stock options were granted to directors of the Company to which $100,936 was recognized as share-based payments expense.

On April 16, 2026, the Company granted 250,000 stock options to consultants, of which 25,000 were granted to a related party. The Company recognized share-based payment expense of $121,179 related to these grants, of which $12,118 was attributable to the related party.

During the six months ended June 30, 2025, 202,020 options were granted to officers and directors of the Company to which $91,510 was recognized as share-based payments expense during the period then ended.

The Company transacted with the following related parties:

(a)	Koby Kushner is the Chief Executive Officer (“CEO”), a position he has held from March 27, 2025, and is also a director of the Company. Mr. Kushner controls Brie Inc. (“Brie”), which provides executive services to the Company ($8,000 per month). Mr. Kushner is also a controlling shareholder and director of Nemo Resources Inc. (“Nemo”), an entity engaged to provide exploration management services to the Company ($19,000 per month effective May 1, 2026, amended from $12,000 per month). In the event of a change of control a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. In the event of a change of control, Nemo will be entitled to a cash payment of no less than $200,000.
(b)	Benjamin Kuzmich is the Vice President of Exploration. He jointly controls Nemo which provides exploration management services to the Company ($19,000 per month effective May 1, 2026, amended from $12,000 per month). Mr. Kuzmich is also an employee and director of Nemo. Andrew Jedemann is the Exploration Manager for the Company and is a shareholder and employee of Nemo.
(c)	Ty Minnick is the Chief Financial Officer (“CFO”). Mr. Minnick provides the Company with accounting, corporate secretarial, and executive services which are recognized within general and administrative expenses.
(d)	On May 21, 2026, the Board of Directors of the Company approved the annual salary for directors of $20,000 to John Power and $10,000 to David Goodman, Brian Power and John Hiner.
(e)	John Power entered into a consulting agreement effective January 1, 2026 for a quarterly payment of US$3,625. John Power was the former CEO of the Company from September 1, 2021 until March 27, 2025, (previously charging US$2,500 per month). Fees charged by both parties are recognized within general and administrative expenses.

The transactions and outstanding balances with related parties are as follows:

		Transactions six months ended June 30, 2026 $	Transactions six months ended June 30, 2025 $	Balances outstanding June 30, 2026 $	Balances outstanding December 31, 2025 $
	Brie	48,000	–	–	–
	John Power	30,147	15,174	5,147	8,325
	David Goodman	10,000	–	10,000	–
	John Hiner	10,000	–	–	–
	Brian Power	10,000	–	–	–
(1)	Nemo	67,000	–	–	–
	Ty Minnick	48,476	34,502	7,416	–
		223,623	49,676	22,563	8,325

(1)	Includes geological services of $60,300 (2025 - $nil) for six months ended June 30, 2026

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Balances outstanding with related parties are included within accounts payable and accrued liabilities.

Note payable

There were no loans to key management personnel or their management entities during the six months ended June 30, 2026. On June 7, 2024, the Company executed a promissory note with John Power, for US$100,000 at 6% with a January 2, 2026 maturity date. The promissory note was paid off in December 2025.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025, Brie purchased 145,455 units in the offering.

As part of the private placement of units on December 4, 2025, Brie purchased 8,417 units in the offering.

Capital Structure

On April 2, 2026, the Company completed a share consolidation on the basis of one (1) new common share issued for every 9.9 common shares previously held. All share and per share information has been retrospectively adjusted within the financial statements and this MD&A.

As at the MD&A date, the Company’s capital structure is as follows:

June 30, 2026
Common shares	35,866,732
Warrants	3,926,930
Stock Options	1,058,081

In April 2026, the Company granted 250,000 stock options exercisable at $0.49 each which vested immediately and expire in April 2036. There were no warrant activity or common shares issued subsequent to this date.

Financial Instruments and Risk Management

Information about the Company’s financial instruments is disclosed in the financial statements at Note 8.

Material Accounting Policies

Initial Adoption of IFRS

The Company’s financial statements for the year ended December 31, 2025, were the first annual consolidated financial statements that it prepared in compliance with IFRS. The financial statements for the three and six months ended June 30, 2025, were the first condensed interim consolidated financial statements prepared by the Company in accordance with IFRS. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additionally, the Company’s financial statements and the comparative information in this MD&A have been retroactively prepared in accordance with IFRS Accounting Standards effective January 1, 2023.

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Change in Presentation Currency

Prior to January 1, 2026, the Company presented its financial statements in United States dollars (USD). Effective January 1, 2026, the Company changed its presentation currency to the Canadian dollar (CAD) to better reflect the Company’s business activities.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, all periods presented in the financial statements and this MD&A have been translated into CAD.

Change in Functional Currency

In light of the Company’s recent acquisitions of mineral properties located in Canada coupled with its re-domestication into Canada, the Company reassessed its functional currency and concluded it to be CAD. The change in functional currency was effective as of January 1, 2026. Prior to January 1, 2026, the functional currency of the Company was the USD. The change in functional currency is due to the increased exposure to CAD as a result of its redirected strategic focus in the acquisition and exploration of Canadian mineral property interests. The Company’s operating activities are also predominantly in Canada with exposure to CAD.

New accounting policies

Certain pronouncements have been issued by the IASB that were effective for the Company’s accounting period beginning on January 1, 2026. The adoption of these standards has not had a material impact on disclosures or amounts reported in these financial statements.

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date. Other clarifications include guidance on the classification of financial assets with ESG-linked features, non-recourse loans and contractually linked instruments.

Recently issued but not yet effective accounting standards

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards as outlined below, which have been published but are only effective for the Company’s accounting period beginning on January 1, 2027.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing, and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

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Risks and Uncertainties

Since the formation of the Company, it has not generated any revenue. As an early-stage company, the Company is subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to generate revenue or attain profitability.

Natural resource exploration, and exploring for gold, is a business that by its nature is very speculative. There is a strong possibility that we will not discover gold or any other mineralization which can be mined or extracted at a profit. Even if we do discover gold or other deposits, the deposit may not be of the quality or size necessary for us or a potential purchaser of the property to make a profit from mining it. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, geological formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are just some of the many risks involved in mineral exploration programs and the subsequent development of gold deposits.

The Company business is exploring for gold and other minerals. If the Company discovers commercially exploitable gold or other deposits, revenue from such discoveries will not be generated unless the gold or other minerals are mined.

Mining and mineral exploration activities in Canada and the United States are subject to federal, provincial/state and local laws and regulations, including stringent environmental, health and safety laws. In the event operational responsibility is assumed for mining our properties, the Company may be unable to comply with current or future laws and regulations, which can change at any time. Changes to these laws may adversely affect any of the Company potential mining operations. Moreover, compliance with such laws may cause substantial delays and require capital outlays greater than those the Company anticipates, adversely affecting any potential mining operations. Future mining operations, if any, may also be subject to liability for pollution or other environmental damage. The Company may choose not to be insured against this risk because of high insurance costs or other reasons.

The volatility of global capital markets has generally made the raising of capital by equity or debt financing more difficult. While the Company has successfully raised funds in the past, the Company may have a dependency upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

The Company may be unable to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If market volatility persists or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted. As the Company’s operations expand and reliance on global supply chains increases, the impact of tariffs and other trade barriers, pandemics (such as COVID-19), significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The United States recently introduced broad tariffs against Canada, Mexico and China and has threatened to do so against other countries, resulting in retaliatory tariffs or the threat of retaliatory tariffs. Further, support for protectionism and rising anti-globalization sentiment in Canada, the United States and other countries may slow global growth. In particular, a protracted and wide-ranging trade conflict between the United States and various other countries, including Canada, Mexico and China, could adversely affect global economic growth. The ongoing conflicts between Russia and Ukraine and in the Middle East, including the global response to such conflicts as it relates to sanctions, trade embargos, export controls, military support and any restrictive actions in response thereto, have resulted in significant uncertainty as well as economic and supply chain disruptions, changes in commodity prices and implications in the financial markets. Should another significant variant of COVID-19 develop or the conflicts between Russia and Ukraine or in the Middle East go on for an extended period of time or expand territorially, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

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Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in our filings under Canadian securities legislation is recorded, processed, summarized, and reported within the time periods specified by applicable rules and that such information is made known to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), in a timely manner.

Management has evaluated the effectiveness of the Company’s DC&P as of the end of the period covered by this report, in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO concluded that the Company’s DC&P were not effective as of that date due to the existence of a material weakness in internal control over financial reporting, specifically relating to:

•	limited segregation of duties;
•	a lean corporate governance structure typical of early-stage exploration issuers; and
•	insufficient formalized management review controls over certain financial reporting processes.

These weaknesses arise primarily due to the Company’s current scale of operations and limited staffing levels.

Management continues to assess the most cost-effective means of strengthening DC&P and internal control over financial reporting (“ICFR”). As is common among junior exploration companies, the volume of transactions and available financial resources does not currently justify additional full-time finance personnel. Management anticipates that meaningful remediation may require future growth in operations, at which time increased staffing and enhanced formal controls can be implemented.

Changes in Internal Control over Financial Reporting (ICFR):

Management also evaluated whether any changes occurred to ICFR during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes occurred during the quarter.

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Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, KOBY KUSHNER, Chief Executive Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended June 30, 2026.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 7, 2026.

/s/ Koby Kushner_______________________

Koby Kushner
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, TYLER MINNICK, Chief Financial Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended June 30, 2026.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 7, 2026.

/s/ Tyler Minnick_______________________

Tyler Minnick
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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